Exhibit 99.1

Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater receives strike notice for sections of its US PGM operations

Johannesburg, 2 September 2026: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises stakeholders that, on the afternoon of 1 September 2026, it received notification from the United Steelworkers union (the union) that its members, covered by the Stillwater East mine and Columbus metallurgical facility collective bargaining agreement, intend to commence strike action on Thursday morning, 3 September 2026 at 7am (MT).

The strike notice relates specifically to employees covered by the collective bargaining agreement for the Stillwater East mine and Columbus metallurgical facility. The East Boulder mine is covered by a separate collective bargaining agreement and is not included in this strike notice. Negotiations under the East Boulder agreement are continuing.

Sibanye-Stillwater has been engaging with the union for more than four months to conclude a new collective bargaining agreement. The Company remains committed to constructive engagement and to reaching an agreement that appropriately recognises employees' interests while enabling the operational changes required to secure the longer-term sustainability of the US PGM operations.

As shared at our International Capital Markets Day on 20 April 2026 (https://www.sibanyestillwater.com/features/2026/capital-markets-day-2026-international-operations/), the US PGM operations are implementing an integrated, productivity-led transformation programme centered on increased mechanisation and modernised work practices. This programme enables increased productivity, thereby reducing unit costs, and improving through-cycle resilience and long-term sustainability of the US PGM operations. Critically, modernised work practices are required to complement the technical and operational transformation, and in this regard a redesigned performance and incentive plan has been proposed as part of the collective bargaining agreement.

The US PGM operations produced 137,930 2Eoz during the six months ended 30 June 2026 at a negative notional free cash flow margin, of which the Stillwater East mine contributed 76,334 2Eoz (about 55%) and East Boulder contributed 61,595 2Eoz. Based solely on the Stillwater East mine's H1 2026 production rate, the operation produced an average of approximately 446 2Eoz per day. Actual production impacted by the strike will depend on its duration, the operating arrangements during the strike, the availability of processing facilities and the timing of subsequent production restart.

Commenting on the strike notice, CEO Richard Stewart said: "Successfully reducing the unit operating costs at the US PGM operations remains an imperative to securing the long-term future of these operations and to justify required future capital investment. The productivity transformation program has been carefully planned and designed to achieve this, and the proposed bargaining agreement is critical to enable the

productivity and operating changes required. We have a clear plan to secure the future of these operations. However, if that plan cannot be implemented and the operations remain unsustainable, there may ultimately be no viable basis for the continued operation. We remain committed to constructive engagement with the United Steelworkers to reach agreement that will secure the long-term sustainability of these world-class operations that produce critical metals in the United States, preserve employment and create lasting value for all stakeholders."

About Sibanye-Stillwater
Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com

Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

Forward looking statements
This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", " could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.